
07004626

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, DC
213
SECTION

PB 3/16

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William O'Neil + Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 Beatrice Street
(No. and Street)

Los Angeles (City) California (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Drake (310) 448-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Ave. (Address) Los Angeles (City) California (State) 90071 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

We, the undersigned, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedule pertaining to the firm of WILLIAM O'NEIL & CO. INCORPORATED, as of December 31, 2006, are true and correct. We also affirm that neither the firm of William O'Neil & Co. Incorporated, nor any officer or director, as the case may be, has any proprietary interest in any account classified as that of a customer.

In addition, as allied members of the NEW YORK STOCK EXCHANGE, INC., we affirm that the accompanying financial statements and supplementary schedule as of December 31, 2006 will promptly be available to those WILLIAM O'NEIL & CO. INCORPORATED members or allied members whose signatures do not appear below.



William J. O'Neil
Chief Executive Officer



Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and sworn to before me this 27th day of February, 2007, by William J. O'Neil & Don H. Drake.



Notary Public


HEATHER O'CONNOR
Commission # 1480041
Notary Public - California
Los Angeles County
My Comm. Expires Apr 28, 2008

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



William O'Neil & Co. Incorporated and Subsidiaries

Report on Statement of Financial Condition

As of December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Stockholder and Board of Directors of
William O'Neil & Co. Incorporated

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of William O'Neil & Co. Incorporated and subsidiaries (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 28, 2007

William O'Neil & Co. Incorporated and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 10,446,318
Deposit with clearing broker	100,000
Receivable from clearing broker	228,794
Receivables from	
Parent (Note 7)	7,600,000
Affiliates	728,476
Securities owned – restricted, at value (Note 3)	14,061,292
Receivable for research services, net of allowance of $42,200	322,248
Exchange memberships, at cost	94,200
Fixed assets, net	4,348,930
Other assets	308,112
Total assets	$ 38,238,370
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	$ 1,854,200
Accrued expenses and payables	1,697,760
Income taxes payable to Parent	
Current	1,016,157
Long term	5,452,874
Payable to affiliates (other)	2,815,110
Deferred revenue	4,241,049
Total liabilities	17,077,150
Commitments and contingencies (Note 6)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 5,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional paid-in capital	9,561,397
Retained earnings	11,470,403
Total stockholder's equity	21,161,220
Total liabilities and stockholder's equity	$ 38,238,370

The accompanying notes are an integral part of this financial statement.

1. The Company

William O'Neil & Co. Incorporated (WON & Co.) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. (ODS), which is a wholly owned subsidiary of Data Analysis Inc. (the Parent). WON & Co. is a member of the National Association of Securities Dealers and the New York Stock Exchange (NYSE).

FINADCO, a California corporation, is an advertising agency and a wholly owned subsidiary of WON & Co. with a principal emphasis on advertising for products produced by affiliates.

Daily Graphs Inc. (DGI), a California corporation, is a wholly owned subsidiary of WON & Co. and is a publisher of stock market research periodicals.

WON & Co. and subsidiaries (collectively referred to herein as the Company) sell data research services to financial institutions and fund managers. WON & Co. is an introducing broker on a fully disclosed basis and clears all customer transactions through Broadcort Capital Corporation (Clearing Broker), a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker-dealer industry. The consolidated financial statements include the accounts of WON & Co. and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financials statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents
Cash and cash equivalents consists primarily of cash in banks and highly liquid investments with original maturities of less than ninety days.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions, net of payables, not received as of December 31, 2006. Such amounts were subsequently received by the Company.

2. Summary of Significant Accounting Policies (Continued)

Fixed Assets
Computer, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Computer and equipment depreciation is primarily computed using accelerated and straight-line methods over periods ranging from three to five years. Software license fees are amortized over the license period (five years). Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Exchange Memberships
Exchange memberships are recorded at cost, adjusted for any permanent impairment in value. As of December 31, 2006, the market value of such memberships ranged from $311,000 to $400,000 based on the bid-ask spread.

Research and Commissions Income
Institutional research and commission income primarily consists of commission revenue for executing securities trades and for delivery of investment data research services. Revenue received for research publications to be delivered in future periods is recorded as deferred revenue and accreted into income over the term of the subscription as the product is delivered. Commissions and related clearing expenses are recorded on a trade date basis as such transactions occur.

Included in institutional research and commission income are commissions generated from soft dollar customers. The term "soft dollar" is used to describe the arrangements whereby the Company provides research to institutional customers in return for trade order flow from that customer, which in turn generates commission income for the Company. The Company analyzes commission income generated from soft dollar customers and the research provided to soft dollar customers and accrues a liability for any future research due, which is included in accrued expenses and payables as of December 31, 2006.

Advertising Revenues and Expenses
Advertising revenues and expenses primarily represent the activities of FINADCO and are recognized as earned and incurred.

Income Taxes
The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed separate tax returns and the net amount of the current and deferred tax provision (or benefit) is either remitted to or received from the Parent. The amount of the current and deferred taxes payable or receivable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. See Note 9.

Fair Value of Financial Instruments
GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, securities owned, accounts receivable, accounts payable and accrued expenses, approximate fair value either due to their short-term nature or approximation of estimated fair value.

3. Securities Owned – Restricted

On March 7, 2006, the New York Stock Exchange ("NYSE") and Archipelago Holdings, Inc. ("Archipelago") merger closed, forming a new holding company, NYSE Group, Inc. ("NYSE Group"); NYSE Group then demutualized. In the demutualization, NYSE members were entitled to, and the Company elected to receive, $300,070 and 80,177 shares of NYSE Group common stock in exchange for each NYSE membership seat. The shares are subject to certain restrictions that expire ratably over a three-year period, unless the NYSE Group board of directors removes or reduces the transfer restrictions earlier.

Prior to the demutualization, the Company had two membership seats at a total cost of $422,908. Factoring in the Company's cost basis for the two NYSE seats exchanged and the transfer restrictions on the shares, the Company recognized a realized gain of $600,140 and an unrealized gain of $13,632,185 related to the demutualization. Additional gains or losses may be recorded in future periods as transfer restrictions expire and the share price of NYSE Group stock fluctuates. At December, 31 2006, the Company's 160,354 shares were carried at fair value of $14,061,292. Long term income taxes payable to Parent of $5,452,874 relate to the unrealized gain on these restricted securities; such amount will not be remitted to the Parent until the securities are disposed of.

4. Fixed Assets

The Company's fixed assets at December 31, 2006 are:

Computer and equipment	$ 6,482,300
Software license fees	2,006,903
Leasehold improvements	970,754
Computer software development costs	1,395,106
Subtotal	10,855,063
Less – Accumulated depreciation	(6,506,133)
	$ 4,348,930

5. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	Outstanding
Cumulative preferred, 8 percent, $1,000 par value	300	–
Voting common stock, Class A, $.20 par value	5,000,000	647,000
Nonvoting common stock, Class B, $.20 par value	1,000,000	–

6. Commitments and Contingencies

Commitments

The Parent leases property under a capital lease transaction for its headquarters, which also includes the premises occupied by the company. Rental expense under this capital lease, is shared pro-rata among all affiliates of the Parent, including the Company, on terms and conditions that in substance represent operating leases between the Parent and each of its subsidiaries.

The Company's share of future payments is:

Year Ending December 31,	
2007	$ 381,632
2008	381,632
2009	381,632
2010	381,632
2011	381,632
Thereafter	2,957,644
	$ 4,865,804

Contingencies

The Company is contingently liable for unsecured customer receivables resulting from transactions executed through its clearing broker. No such unsecured receivables existed at December 31, 2006.

Indemnifications

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is unknowable. However, based on experience the Company expects the risk of material loss to be remote.

7. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the consolidated statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required.

The $7,600,000 receivable from Parent at December 31, 2006 represents a loan by Daily Graphs Inc. to the Parent in 2005. The loan is non-interest bearing and is payable on demand. The Company received payment in full of the loan from the Parent on February 27, 2007.

8. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

9. Income Taxes

The Company files a consolidated income tax return with the Parent. It has a tax sharing arrangement with the Parent under which, and pursuant to SFAS No. 109, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The Company periodically remits to the Parent amounts representing both taxes currently payable and deferred tax liabilities (or takes a reduction for any current or deferred tax assets). Accordingly, the current taxes payable balance is net of any deferred tax related balances at December 31, 2006, which is paid to the Parent annually. The long-term payable amount of $5,452,874 relates to the unrealized gain on restricted securities, and will be paid to the Parent upon sale of the restricted securities.

10. Net Capital Requirements – SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2006, the Company had net capital of $2,877,288, which was $2,627,288 in excess of the amount required.

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934.

11. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	DGI	FINADCO
Total assets	$ 11,082,485	$ 77,455
Total liabilities	7,261,539	31,783
Total stockholder's equity	3,820,946	45,673
Total revenues	11,211,630	624,807
Net income	867,313	5,741

These accounts of the subsidiaries are not included in WON & Co.'s computation of net capital.

END